UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2023

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 000-32987

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED SECURITY BANK CASH OR DEFERRED STOCK OWNERSHIP PLAN

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares
2126 Inyo Street
Fresno, California 93721

United Security Bank Cash or Deferred Stock Ownership Plan

Financial Statements and Supplemental Information

December 31, 2023 and 2022
with Report of Independent Registered Public Accounting Firm

Form 11-K

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee
United Security Bank Cash or Deferred Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the United Security Bank Cash or Deferred Stock Ownership Plan (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP
Spokane, WA
June 28, 2024

We have served as the Plan’s auditor since 2010.

United Security Bank
Cash or Deferred Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022
	2023	2022
ASSETS
Investments :
Self-directed brokerage (at fair value)	$1,023,090	$774,243
Common stock of United Security Bancshares (at fair value)	2,279,185	2,017,589
Mutual funds (at fair value)	6,716,226	5,637,240
Guaranteed investment contract (at contract value)	598,851	573,375
Total investments	10,617,352	9,002,447
Notes receivable from participants	83,675	121,277
Participant contributions receivable	16,600	15,252
Employer contributions receivable	280,570	264,961
NET ASSETS AVAILABLE FOR BENEFITS	$10,998,197	$9,403,937

See notes to financial statements

United Security Bank
Cash or Deferred Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2023
2023
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$1,310,873
Dividends and interest	318,761
Interest income on notes receivable from participants	7,193
Contributions:
Participants	540,334
Employer	280,570
Rollovers	3,941
Total contributions	824,845
Total additions	2,461,672
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(826,097)
Administrative expenses	(41,315)
Total deductions	(867,412)
CHANGE IN NET ASSETS	1,594,260
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	9,403,937
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$10,998,197

See notes to financial statements

United Security Bank
Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2023 and 2022
NOTE 1 – DESCRIPTION OF PLAN
The following brief description of the United Security Bank Cash or Deferred Stock Ownership Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The primary purpose of the United Security Bank Cash or Deferred Stock Ownership Plan (the Plan) is to provide employees of United Security Bank (the Company) the opportunity to accumulate funds for their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility
The Plan is a defined contribution plan covering all regular part-time and full-time employees of the Company. Employees may participate in the elective salary deferral feature of the Plan after completing three months of service. Employees will be eligible to receive employer Safe Harbor Match contributions after completing three months of eligible service. To be eligible for discretionary profit sharing contributions, employees must attain age 21, must complete one year of service, must complete at least 1,000 hours of service during the Plan year, and be employed by the Company on the last day of the Plan year. Discretionary profit sharing contributions are not allowed for any Plan year for which Safe Harbor matching contributions are provided. Initial Entry Dates are on the first day of the calendar month following the time an employee has met the eligibility criteria specified above.

Administration
The Plan is administered by the Company. Administrative expenses are mostly paid by the Company, except for expenses incurred at the participant level which are charged against the participants’ individual accounts.

Participant accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and Plan earnings. The amount to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant contributions
Participants may contribute to the Plan a percentage or a specific dollar amount of their annual wages, not to exceed certain dollar limitations determined annually by the Internal Revenue Service (IRS). Deferrals to the Plan may be made as normal 401(k) contributions or on an after-tax-basis as Roth contributions. The sum of regular pre-tax 401(k) and Roth contributions may not exceed the annual limit allowed on regular 401(k) contributions. Participants may elect to change their election to contribute to the Plan on the dates established pursuant to the Plan Administrator procedures. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Rollover contributions are permitted for participants.

Employer contributions
The Safe Harbor Match contribution made by the Company equals 100% of the first 4% of an employee’s eligible contributions made during the year. The Company may elect to make a discretionary profit sharing contribution, annually, at the discretion of the Board of Directors. This election would be in place of the Safe Harbor Match contribution and allocated in proportion to the participants’ eligible compensation to the total compensation of all eligible participants for the Plan year.

Employer contributions are made in cash and re-invested in various plan investments at the direction of the participant. The Company made Safe Harbor Match contributions of $280,570 for the plan year ended December 31, 2023. There were no discretionary profit sharing contributions made during the year ended December 31, 2023.

United Security Bank
Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2023 and 2022
Vesting
When participants terminate employment with the Company, they are entitled to the vested portion of each of their accounts. Participants are always 100% vested in the amounts they contributed to the plan, including any rollover contribution, Safe Harbor Match contribution, or discretionary profit sharing contribution.

Notes receivable from participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from one to five years, except that a loan used to acquire a principal residence may be repaid over a reasonable time commensurate with the repayment period similar to commercial loans. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid through payroll deductions. Loan expenses are deducted from the gross loan amount upon distribution to the employee. As of December 31, 2023, the rate of interest on outstanding loans ranges from 4.25% to 8.50% with maturities through May 2034.

Forfeitures
Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. These forfeitures represent amounts for employees that terminated employment with the Company prior to January 1, 2012, when the Plan vesting was changed to 100% immediate vesting. Forfeitures are retained in the Plan and may be used to offset Plan expenses or reduce future employer contributions. For the year ended December 31, 2023, no non-vested forfeitures were used to offset plan expenses.

Benefits paid to participants
Upon termination of service, the participant may elect to receive benefits equal to the value of his or her account in one lump-sum payment or transfer/rollover the value to another qualified investment plan. The Plan allows in-service distributions for participants that have reached age 59 1/2, as defined in the Plan, but are still working for the Company. The Plan also allows hardship withdrawals. Any Safe Harbor Match account balance is excluded from hardship withdrawal eligibility.

Plan termination
In the event of plan termination, participants’ accounts would become fully vested. Although termination of the Plan is not presently contemplated, the Company does have the right to terminate the Plan at any time.

NOTE 2 – ACCOUNTING POLICIES
Basis of accounting
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation
Investments are stated at fair value and contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

United Security Bank
Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2023 and 2022
Contract value is the relevant measurement for assets invested in fully benefit-responsive investment contracts. Contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

See Note 3 for discussion of fair value measurements.

Income recognition
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation/depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.

Payment of benefits
Benefits are recorded when paid. The Plan accounts for benefits due to participants who have terminated employment with the Company as a component of net assets available for benefits until such amounts have been paid.

Notes receivable from participants
Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance, plus accrued, but unpaid, interest. Delinquent notes receivable from participants are reclassified as distributions upon the occurrence of an event, based on the terms of the Plan Agreement. No allowance for credit losses has been recorded as of December 31, 2023 and 2022.

NOTE 3 – FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs that may be used to measure fair value are described below:

Level 1    Quoted prices (unadjusted) for identical assets or liabilities in active markets that the plan has the ability to access as of the measurement date.

Level 2    Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Common stock of United Security Bancshares and other common stock (self-directed brokerage): Common stock is valued at quoted market prices. Accordingly, investments in common stock are classified within Level 1 of the valuation hierarchy.

Registered investment companies (Mutual funds): Shares of registered investment company funds are valued at the net asset value (“NAV”) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded. Accordingly, mutual funds are classified within Level 1 of the valuation hierarchy.

United Security Bank
Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2023 and 2022

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2023 and 2022.

Assets at Fair Value as of December 31, 2023

	Level 1	Level 2	Level 3	Total
Self-directed brokerage	$1,023,090	$—	$—	$1,023,090
Common stock of United Security Bancshares	2,279,185	—	—	2,279,185
Mutual funds	6,716,226	—	—	6,716,226
Total assets at fair value	$10,018,501	$—	$—	$10,018,501
Assets at Fair Value as of December 31, 2022

	Level 1	Level 2	Level 3	Total
Self-directed brokerage	$774,243	$—	$—	$774,243
Common stock of United Security Bancshares	2,017,589	—	—	2,017,589
Mutual funds	5,637,240	—	—	5,637,240
Total assets at fair value	$8,429,072	$—	$—	$8,429,072

Gains and losses (realized and unrealized) included in changes in net assets, for the year ended December 31, 2023, are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

There were no transfers in or out of Levels 1, 2 or 3 for the year ended December 31, 2023. There were no liabilities measured at fair value on a recurring basis at December 31, 2023 and 2022. The plan did not have any assets or liabilities measured at fair value on a non-recurring basis at December 31, 2023 and 2022.

NOTE 4 – GUARANTEED INVESTMENT CONTRACT

In 2018, the Plan entered into a fully benefit-responsive investment contract (FBRIC) with Nationwide Financial Retirement Plans (Nationwide). Nationwide maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The crediting rate is based on a formula established by the contract issuer but may not be less than 1.83%. The crediting rate is reviewed on a quarterly basis for resetting. The FBRIC does not permit Nationwide to terminate the agreement prior to the scheduled maturity date.

The contract meets the FBRIC criteria and is, therefore, reported at contract value. Contract value is the relevant measure for FBRICs because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Nationwide, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations, which

United Security Bank
Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2023 and 2022
may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. No events are probable of occurring that might limit the Plan’s ability to transact at contract value with the contract issuer and that also would limit the ability of the Plan to transact at contract value with the participants.

NOTE 5 – INVESTMENTS

At December 31, 2023, $2,279,185, or 21.3%, of the Plan’s assets were invested in the common stock of the Company and are held by Charles Schwab. At December 31, 2022, $2,017,589 or approximately 22.1% of the Plan’s assets were invested in the common stock of the Company. The remaining portion of the Plan’s assets are held in the form of mutual funds, other common stock, self-directed brokerage accounts, and a retirement advisor fixed select contract at the Plan’s Trustee, Nationwide Trust Company (NTC), or at Charles Schwab.

NOTE 6 – TAX STATUS

The plan document is a prototype standardized defined contribution plan that received a favorable opinion letter from the IRS dated June 30, 2020, which stated that the prototype plan, as then designed, was in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the opinion letter, the Trustees believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No provision for income taxes has been included in the Plan’s financial statements. In accordance with guidance on accounting for uncertainty in income taxes, the Trustees have evaluated the Plan’s tax positions and do not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 – RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan’s assets are held by NTC and Charles Schwab. Some of the Plan assets are invested in funds managed by NTC. NTC also provides record keeping and investment services to the Plan. Plan assets held at Charles Schwab include investments in the Company’s stock and other self-directed investments. NTC and Charles Schwab act as custodians of the Plan’s investments; therefore, these transactions qualify as exempt party-in-interest transactions.

Company contributions are managed by NTC, which invests cash received, interest and dividend income, and makes distributions to participants.

NTC expenses incurred at the participant level are absorbed by the Plan and allocated among the related participants’ accounts. The independent auditors’ fees, financial planner’s fees, third-party administrator’s fees, and fiduciary’s fees are paid directly by the Company.

The Plan’s investments include 271,009 and 276,004 shares of Company stock at December 31, 2023 and 2022, respectively. The Company’s common stock is valued at the quoted market price of $8.41 and $7.31 per share at December 31, 2023 and 2022, respectively.

United Security Bank
Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2023 and 2022
NOTE 8 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, credit risks, and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The Plan is subject to concentrations of market risk with respect to the common stock of United Security Bancshares held by the Plan. At December 31, 2023 and 2022, approximately 21.3% and 22.1%, respectively, of the Plan assets were invested in United Security Bancshares stock, which is publicly traded on the NASDAQ stock exchange. United Security Bancshares stock traded at a high closing price of $8.65 per share and a low closing price of $5.52 per share during 2023. Company performance and other economic factors impact the market value of this investment on a daily basis.

NOTE 9 – SUBSEQUENT EVENTS

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through June 28, 2024, the date of issuance.

United Security Bank
Cash or Deferred Stock Ownership Plan
Employer Identification Number 77-0103429 Plan Number: 002
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
*	United Security Bancshares	Common Stock of United Security Bancshares		$2,279,185
*	Nationwide/Charles Schwab	Self-directed Common Stock		1,023,090
*	Nationwide	NW Loomis Allcap Gr R6		126,719
*	Nationwide	Guaranteed Investment Contract (at contract value)		598,851
	AB Global Bond Fund	Ab Glbl Bd I		65,627
	AMC Entertainment Holdings, Inc.	Ambcn Intl Eq R5		1
	American Funds Washington Mutual	Amfds Wshngtn Mut Inv R6		3,744
	Avantis Investors	Avnts Us Lgcap Val Inst		128,134
	Avantis Investors	Avnts Us Smcap Val Inst		39,214
	Dimensional Funds Advisors	Dfa Emrg Mkt Cor Eq Inst		95,642
	Dimensional Funds Advisors	Dfa Glbl Realest Sec Inst		79,198
	Dimensional Funds Advisors	Dfa Us Lgcap Val Inst		296
	Dimensional Funds Advisors	Dfa Us Trgt Val Inst		18
	DWS Fund	Dws Enhcdcomdtstrat Inst		53,624
	DWS Fund	Dws Flotng Rt S		14,687
	Dodgecox	Dodgecox Intl Stk I		133,649
	Federated Hermes	Fed Hrms Gov Oblgtns Prmr		3
	Fidelity	Fid 500 Indx		298,845
	Fidelity	Fid Infl Prtct Bd Indx		14,572
	Fidelity	Fid Intl Indx		138,919
	Fidelity	Fid Mdcap Indx		7,828
	Fidelity	Fid Smcap Indx		6,324
	Fidelity	Fid Ttl Mkt Indx		3,165
	Fidelity	Fid Us Bd Indx		179,776
	Goldman Sachs GQG Partners	Gdmnscs Gqgptnrintloppr R6		135,852
	JP Morgan	Jpm Eq Inc R5		115,614
	JP Morgan	Jpm Gr Advtg R6		194
	JP Morgan	Jpm Mdcap Val R6		67,232
	JP Morgan	Jpm Smcap Gr R6		14,577
	JP Morgan	Jpm Strat Inc Oppr R5		139
	Lazard International	Lazard Intl Strat Eq Inst		60
	Legg Mason	Leggm Wstras Corplsbd I		52,506
	Lord Abbett	Lrdabt Flotng Rt R5		16,763
	Lord Abbett	Lrdabt Hi Yld R5		78,890
	MFS	Mfs Mdcap Gr R6		71,145

	PGIM	Pgim Hi Yld Z	1
	PGIM	Pgim Ttl Rtn Bd R6	102,646
	PGIM	Pgim Ttl Rtn Bd Z	1
	PIMCO	Pimco Real Rtn Inst	96,663
	TCW Funds	TCW Ttl Rtn Bd I	1
	Victory Nasdaq	Vic Nasdaq 100 Indx R6	57,598
	Vanguard	Vngrd 500 Index Fd As	55,527
	Vanguard	Vngrd Explr Adml	39,292
	Vanguard	Vngrd Glbl Cap Cyc Inv	3,082
	Vanguard	Vngrd Glbl Eq Inv	15,082
	Vanguard	Vngrd Hlth Care Adml	11,976
	Vanguard	Vngrd Hlth Care Inv	40,084
	Vanguard	Vngrd Realest Indx Adml	13,253
	Vanguard	Vngrd Sel Val Inv	26,248
	Vanguard	Vngrd Smcap Gr Indx Adml	37,555
	Vanguard	Vngrd Smcap Val Indx Adml	21
	Vanguard	Vngrd Trgt Rtrmt 2020 Inv	141,067
	Vanguard	Vngrd Trgt Rtrmt 2025 Inv	210,138
	Vanguard	Vngrd Trgt Rtrmt 2030 Inv	1,058,425
	Vanguard	Vngrd Trgt Rtrmt 2035 Inv	735,769
	Vanguard	Vngrd Trgt Rtrmt 2040 Inv	753,270
	Vanguard	Vngrd Trgt Rtrmt 2045 Inv	171,257
	Vanguard	Vngrd Trgt Rtrmt 2050 Inv	256,058
	Vanguard	Vngrd Trgt Rtrmt 2055 Inv	102,583
	Vanguard	Vngrd Trgt Rtrmt 2060 Inv	91,028
	Vanguard	Vngrd Trgt Rtrmt 2065 Inv	67,777
	Vanguard	Vngrd Trgt Rtrmt Inc	555,617
	Vanguard	Vngrd Ttl Intlstkindx Adml	46
	Vanguard	Vngrd Ttl Stmkt Indx Fd As	1
	Vanguard	Vngrd US Gr Adml	131,203
*	Participant Loans	4.25% - 8.50% Interest Rates; Maturities through May 2034	83,675
			$10,701,027

* Indicates party-in-interest to the Plan

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Security Bank Cash or Deferred Ownership Plan

June 28, 2024

By: /s/ David A. Kinross

Senior Vice President and
Chief Financial Officer
United Security Bank

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT

23.1	Consent of Moss Adams LLP